UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 2)*

SPORTSMAN’S WAREHOUSE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

84920Y106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires the Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84920Y106	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Seidler Kutsenda Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,969,138 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,969,138 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,969,138 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.76%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 84920Y106	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Seidler Equity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,969,138 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,969,138 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,969,138 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.76%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 84920Y106	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON SEP SWH Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 84920Y106	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON New SEP SWH Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 84920Y106	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON SEP SWH Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 84920Y106	Page 7 of 12 Pages

ITEM 1.

(a)	Name of Issuer: Sportsman’s Warehouse Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

7035 South High Tech Drive
Midvale, Utah 84047

ITEM 2.

(a)	Name of Person Filing:

1)	Seidler Kutsenda Management Company, LLC, a California limited liability company (“SKMC”)

2)	Seidler Equity Partners III, L.P., a Delaware limited partnership (“SEP III”)

3)	SEP SWH Holdings GP, LLC, a California limited liability company (“SEP GP”)

4)	New SEP SWH Holdings, L.P., a Delaware limited partnership (“New SEP”)

5)	SEP SWH Holdings, L.P., a Delaware limited partnership (“SEP”)

Collectively, SKMC, SEP III, SEP GP, New SEP and SEP are referred to herein as the “Reporting Persons”.

(b)	Address of Principal Business Office or, if None, Residence:

The address for SKMC is:

4640 Admiralty Way, Suite 1200

Marina del Rey, CA 90292

The address for each of the other Reporting Persons is:

c/o Seidler Kutsenda Management Company, LLC

4640 Admiralty Way, Suite 1200

Marina del Rey, CA 90292

(c)	Citizenship:

The place of organization of each of the Reporting Persons is in the state of the United States indicated in Item 2(a) above.

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number: 84920Y106

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 84920Y106	Page 8 of 12 Pages

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned **see Note 1**:

1)	SKMC 4,969,138

2)	SEP III 4,969,138

3)	SEP GP 0

4)	New SEP 0

5)	SEP 0

(b)	Percent of class:

1)	SKMC 11.76%

2)	SEP III 11.76%

3)	SEP GP 0%

4)	New SEP 0%

5)	SEP 0%

The percent of class is based on 42,245,099 shares of Common Stock of the Issuer outstanding as of November 18, 2016 (based on the Issuer’s Quarterly Report on Form 10-Q filed on November 18, 2016 for the quarterly period ended October 29, 2016).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote **see Note 1**:

1)	SKMC 4,969,138

2)	SEP III 4,969,138

3)	SEP GP 0

4)	New SEP 0

5)	SEP 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of **see Note 1**:

1)	SKMC 4,969,138

2)	SEP III 4,969,138

3)	SEP GP 0

4)	New SEP 0

5)	SEP 0

CUSIP No. 84920Y106	Page 9 of 12 Pages

** Note 1**

SEP and New SEP each held of record shares of the Issuer’s Common Stock. SEP GP is the general partner of both SEP and New SEP, SEP IIII is the sole member of SEP GP, and SKMC is the investment manager of SEP III. SEP GP, SEP III and SKMC were deemed to have beneficial ownership over all shares held by SEP and New SEP.

On December 28, 2016, each of SEP and New SEP conducted a pro rata distribution to its limited partners of all shares of the Issuer’s Common Stock owned by it. After the distributions, neither SEP nor NEW SEP hold any shares of the Issuer’s Common Stock and neither are deemed to beneficially own any shares of the Issuer’s Common Stock. SEP GP is also no longer deemed to have beneficial ownership over any shares of the Issuer’s Common Stock after the distributions by SEP and New SEP. The amount of securities reported as beneficially owned after the distribution represents the shares of the Issuer’s Common Stock held of record by SEP III, which SEP III received as a limited partner of each of SEP and New SEP.

SKMC, as the investment manager of SEP III, has ultimate voting and dispositive power over all of the shares owned by SEP III. SKMC may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to beneficially own the Issuer’s Common Stock held by SEP III. SKMC disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein, and the filing of this Statement shall not be construed as an admission that SKMC is the beneficial owner of such shares.

************

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

As of December 28, 2016, following the pro rata distribution by SEP and New SEP of all shares of the Issuer’s Common Stock held of record to each of its limited partners, each of SEP, New SEP and SEP GP has ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock. SEP III and SKMC continue to be beneficial owners of more than five percent of the Issuer’s Common Stock.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of SEP III, the general and limited partners of such entity may be deemed to have the right to receive dividends from, or the proceeds from the sale of shares of the Issuer owned by SEP III.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit I

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. 84920Y106	Page 10 of 12 Pages

ITEM 10.	Certifications

Not applicable.

CUSIP No. 84920Y106	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2017

SEIDLER KUTSENDA MANAGEMENT COMPANY, LLC

By:	/s/ Eric Kutsenda
Name:	Eric Kutsenda
Title:	Vice President

SEIDLER EQUITY PARTNERS III, L.P.
By: SEM III, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

SEP SWH HOLDINGS GP, LLC
By: Seidler Equity Partners III, L.P., its Sole Member
By: SEM III, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

NEW SEP SWH HOLDINGS, L.P.
By: SEP SWH Holdings GP, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

SEP SWH HOLDINGS, L.P.
By: SEP SWH Holdings GP, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

CUSIP No. 84920Y106	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit I — Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit II — Joint Filing Agreement (previously filed with the Schedule 13G filed by the Reporting Persons on February 3, 2015).

CUSIP No. 84920Y106

EXHIBIT I

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the

Parent Holding Company or Control Person

4,969,138 shares of the Issuer’s Common Stock are held of record by SEP III.

SKMC, as the investment manager of SEP III, has ultimate voting and dispositive power over all of the shares owned by SEP III and is therefore a control person of SEP III and may be deemed the beneficial owner of the shares owned by SEP III.